Exhibit 99.1

Hexindai Announces Management Changes

BEIJING, August 30, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that Mr. Johnson Qisen Zhang, Hexindai’s Chief Financial Officer, will depart the company on August 30, 2019. Mr. Zhang’s resignation was not the result of any disagreements with the Company on any matters relating to its operations, policies or practices.

Hexindai named Ms. Kerrie Rui Zhang as the new Chief Financial Officer, effective upon Mr. Zhang’s departure. Ms. Zhang currently serves as Hexindai’s Financial Reporting Director, and brings more than 12 years of accounting and financial related experience to the role, including over two years at Hexindai. Mr. Zhang is not related to Ms. Zhang.

“We thank Johnson for his tremendous contributions to Hexindai’s rapid growth over the past three years,” said Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer. “Johnson’s accomplishments in leading and building Hexindai’s finance organization have been instrumental to the execution of our strategy. We wish him every success in his new role.”

Mr. Zhang stated, “My time at Hexindai has been very rewarding, and I am proud of our many accomplishments. I believe Hexindai is on the right path for long-term success. I am also confident that the finance team is in very capable hands as I move to the next chapter of my career.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace as well as its cooperation with institutional investors. Hexindai’s strong user acquisition capabilities combined with its cooperation with institutional investors and an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and a guarantee company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize fast growth in China.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For media inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Jeff Pei

Tel: +86 10 6583-7514

Email: Jianfeng.pei@icrinc.com

For investor inquiries, please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com